UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _______________________________
SCHEDULE TO (RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 6)
GENENTECH, INC. (Name of Subject Company (Issuer))

ROCHE INVESTMENTS USA INC. (Offeror)
an indirect wholly owned subsidiary of
ROCHE HOLDING LTD (Parent of Offeror)
GENENTECH, INC. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities) _______________________________

368710406
(Cusip Number of Class of Securities)
Carol Fiederlein Roche Investments USA Inc. 1220 N. Market Street, Suite #334 Wilmington, DE 19801 Telephone: (302) 425-0151	Sean A. Johnston Genentech, Inc. 1 DNA Way South San Francisco, California 94080-4990 Telephone: (650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Dr. Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111	Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Telephone: (212) 906-1200

Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 Telephone: (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$46,763,462,125.00	$1,837,804.06

*
Estimated for purposes of calculating the filing fee only.  Calculated by adding (i) the product of (A) 466,224,275, which is the difference between 1,053,413,655, the number of shares (“Shares”) of common stock of Genentech, Inc. outstanding as of February 6, 2009, and 587,189,380, the number of Shares beneficially owned by Roche Holding Ltd and (B) $95.00, which is the per Share tender offer price, and (ii) the product of (A) 77,400,000, which is the number of Shares subject to options outstanding as of December 31, 2008, and (B) $31.94, which is the difference between the $95.00 per Share tender offer price and $63.06, the average weighted exercise price of such options. The number of outstanding Shares, the number of Shares subject to options and the average weighted exercise price for such options is contained in Genentech’s Quarterly Report on Form 10-K for the year ended December 31, 2008.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2009 issued by the Securities and Exchange Commission on September 29, 2008, by multiplying the transaction valuation by 0.0000393.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,652,803.11	Filing Party:	Roche Investments USA Inc./Roche Holding Ltd
Form or Registration No.:	Schedule TO-T	Date Filed:	February 9, 2009

Amount Previously Paid:	$142,272.08	Filing Party:	Roche Investments USA Inc./Roche Holding Ltd
Form or Registration No.:	Schedule TO-T/A	Date Filed:	March 6, 2009

Amount Previously Paid:	$42,728.87	Filing Party:	Roche Investments USA Inc./Roche Holding Ltd
Form or Registration No.:	Schedule TO-T/A	Date Filed:	March 12, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑      third-party tender offer subject to Rule 14d-1
☐      issuer tender offer subject to Rule 13e-4
☑      going-private transaction subject to Rule 13e-3
☐      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 6 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on February 9, 2009 and as previously amended and supplemented (as amended and supplemented, the “Schedule TO”) by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), Roche Investments USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the “Purchaser”), and Genentech, Inc., a Delaware corporation (the “Company”).  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock (the “Shares”) of the Company not owned by Parent and its subsidiaries upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2009, as amended and supplemented (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO.

Item 7.

Item 7 of the Schedule TO is hereby amended and supplemented to add the following information:

Roche estimates that it will need approximately $46.8 billion to purchase all outstanding Shares not owned by the Roche Group (including all Shares issuable upon exercise of outstanding options) and to pay related fees and expenses.  The Roche Group will cause the Purchaser to be provided with sufficient funds to satisfy these obligations from (i) the net proceeds from the debt offerings by the Roche Group described below, (ii) the issuance of commercial paper, as described below and (iii) available cash held by the Roche Group.  The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

On February 25, 2009, Roche completed an offering of U.S. dollar-denominated notes to qualified institutional buyers in the United States and to persons other than U.S. persons outside the United States.  The notes are obligations of Roche Holdings, Inc. (“RHI”) and are guaranteed by Parent.  Roche received $16,263.7 million in aggregate net proceeds from the issuance and sale of these notes.

The U.S. dollar-denominated notes were fixed- and floating-rate senior unsecured notes with the following principal terms:

Maturity	Type	Coupon	Amount ($ in billions)
1 year	Floating rate	LIBOR+100 bp	3.00
2 years	Floating rate	LIBOR+200 bp	1.25
3 years	Fixed rate	4.500%	2.50
5 years	Fixed rate	5.000%	2.75
10 years	Fixed rate	6.000%	4.50
30 years	Fixed rate	7.000%	2.50
		Total	16.50

On March 4, 2009, Roche completed an offering of euro and Sterling-denominated notes under a European Medium Term Note (EMTN) program.  The notes are obligations of RHI and are guaranteed by Parent.  Roche received €11,176.745 million and £1,237.463 million in aggregate net proceeds from the issuance and sale of these notes.  The euro- and Sterling-denominated notes were fixed- and floating-rate senior unsecured notes with the following principal terms:

Maturity	Type	Coupon	Amount (€ in billions)
1 year	Floating rate	EURIBOR+95 bp	1.50
4 years	Fixed rate	4.625%	5.25
7 years	Fixed rate	5.625%	2.75
12 years	Fixed rate	6.500%	1.75
		Total	11.25

Maturity	Type	Coupon	Amount (£ in billions)
6 years	Fixed rate	5.500%	1.25

On March 20, 2009, Roche completed an offering of U.S. dollar-denominated notes with a face value of $2.5 billion and a fixed-rate coupon of 1.95% with a six month maturity.  The notes are obligations of RHI and are guaranteed by Parent.  Roche received $2,499.8 million in aggregate net proceeds from the issuance and sale of these notes.  The notes were issued pursuant to Rule 144A of the Securities Act and are exempt from registration.

Roche has placed Swiss franc-denominated notes with a face value of CHF 8.0 billion, which placement will close on March 23, 2009.  The notes are issued by RHI and Roche Kapitalmarkt AG, a wholly-owned subsidiary of Parent.  The notes are guaranteed by Parent.  Roche will receive CHF 7,959.9 million in aggregate net proceeds from the issuance and sale of these notes.  The Swiss franc-denominated notes will be fixed-rate senior unsecured notes with the following principal terms:
Maturity	Issuer	Coupon	Amount (CHF in billions)
6 months	RHI	1.200%	4.00
3 years	RHI	2.500%	2.50
8 years	Roche Kapitalmarkt AG	4.500%	1.50
		Total	8.00

As of March 20, 2009, RHI has issued $2.425 billion of U.S. dollar denominated commercial paper under RHI’s commercial paper program in respect of which J.P. Morgan Securities Inc., Banc of America Securities LLC and Citigroup Global Markets Inc. are acting as dealers, and Roche expects to issue an additional $825 million of such commercial paper prior to the consummation of the transaction.  The commercial paper issued under the program is unconditionally guaranteed by Parent.  Each commercial paper note issued under the program will have a maturity of not more than 365 days from its date of issue.  Settlement will be made on a same-day basis in immediately available funds.   Maturing commercial paper will be repaid from cash flow from operations, the proceeds of newly issued commercial paper or borrowings under the Roche Group’s €2.5 billion unsecured facility agreement guaranteed by Parent or other lines of credit that Parent or its subsidiaries may put in place from time to time.  RHI currently does not intend to maintain commercial paper outstanding in an amount in excess of the dollar equivalent of its undrawn commitments under the €2.5 billion unsecured facility agreement and any other committed revolving credit facility that the Roche Group may have in place from time to time.

Items 10 and 12.

Items 10 and 12 of the Schedule TO are hereby amended and supplemented as follows:

The consolidated financial statements included in the Roche Annual Report 2008 Finance Report originally filed as an exhibit to the Schedule TO were not audited in accordance with U.S. generally accepted auditing standards (U.S. GAAS).  The Roche Annual Report 2008 Finance Report filed as Exhibit (a)(5)(i) to this

Amendment No. 6 replaces and supersedes the originally filed Roche financial statements and differs from the originally filed financial statements only in that all audit reports therein have been deleted.

Exhibit No.	Description
(a)(5)(i)
Roche Annual Report 2008 Finance Report, containing the consolidated financial statements for Roche Holding Ltd and its consolidated subsidiaries as of and for each of the years ended December 31 2008 and 2007.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2009

ROCHE INVESTMENTS USA INC.

By: /s/ Carol Fiederlein
Name: Carol Fiederlein
Title: Secretary

ROCHE HOLDING LTD

By: /s/ Steve Krognes
Name: Steve Krognes
Title: Authorized Signatory

By: /s/ Beat Kraehenmann
Name: Dr. Beat Kraehenmann
Title: Authorized Signatory

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 20, 2009

GENENTECH, INC.

By: /s/ Stephen Juelsgaard
Name: Stephen Juelsgaard
Title: Executive Vice President, Secretary and Chief Compliance Officer

EXHIBIT INDEX

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated February 9, 2009.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement to be published in The Wall Street Journal.*
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 23, 2009.*
(a)(2)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated February 24, 2009.*
(a)(2)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated March 2, 2009.*
(a)(2)(iv)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated March 3, 2009.*
(a)(2)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated March 6, 2009.*
(a)(2)(vi)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, dated March 12, 2009.*
(a)(5)(i)
Roche Annual Report 2008 Finance Report, containing the consolidated financial statements for Roche Holding Ltd and its consolidated subsidiaries as of and for each of the years ended December 31 2008 and 2007.

(a)(5)(ii)
Verified consolidated class action complaint in the consolidated action captioned In re Genentech, Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware and dated August 18, 2008.*

(a)(5)(iii)
Complaint of Alameda County Employees’ Retirement Association against Genentech, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Roche Holdings, Inc., and Roche Holding, Ltd., filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.*

(a)(5)(iv)
Complaint of City of Dearborn Heights General Employees’ Retirement System against Roche Holdings AG, Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 25, 2008.*

(a)(5)(v)
Complaint of City of Edinburgh Council as Administering Authority of Lothian Pension Fund against Roche Holdings, Inc., Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.*

(a)(5)(vi)
Complaint of Fulton County Employees’ Retirement System against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 5, 2008.*

(a)(5)(vii)
Complaint of Ira J. Gaines against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 23, 2008.*

(a)(5)(viii)
Complaint of The General Retirement Fund for the City of Detroit against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 7, 2008.*

(a)(5)(ix)
Complaint of Montgomery County Employees’ Retirement Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 22, 2008.*

(a)(5)(x)
Complaint of City of Tallahassee’s Employees’ Retirement System against Genentech Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 28, 2008.*

(a)(5)(xi)
Complaint of Peter Wrubel against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 24, 2008.*

(a)(5)(xii)
Complaint of Bader & Yakaitis PSP and Trust against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xiii)
Complaint of Misty L. Colwell against Genentech, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xiv)
Complaint of Robert Corwin against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.*

(a)(5)(xv)
Complaint of Robert L. Garber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xvi)
Complaint of Joel A. Gerber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xvii)
Complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xviii)
Amended complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 15, 2008.*

(a)(5)(xix)
Complaint of James Kenney against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xx)	Complaint of Katherine Krattenmaker against Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders,

Genentech, Inc., Roche and Roche Holdings Inc., filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*
(a)(5)(xxi)
Complaint of Louisiana Municipal Police Employees’ Retirement System against Genentech, Inc., Roche Holdings, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xxii)
Complaint of Louisiana Sheriffs’ Pension and Relief Fund against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holding AG, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xxiii)
Complaint of Lucky All Five Investments, LP against Genentech, Inc., Roche Holdings, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxiv)
Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxv)
Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Francisco and dated July 24, 2008.*

(a)(5)(xxvi)
Complaint of New Jersey Laborers Pension Fund and New Jersey Laborers Annuity Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 7, 2008.*

(a)(5)(xxvii)
Complaint of Eric A. Olsen against Genentech, Inc., Roche Holding Ltd, Roche Holdings, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated August 19, 2008.*

(a)(5)(xxviii)
Complaint of Papazian Distributing Co., Inc. against Roche Holdings, Inc., Roche Holding AG, Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxix)
Complaint of Elsa Rosenberg against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xxx)
Complaint of Irving J. Taylor against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.*

(a)(5)(xxxi)
Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xxxii)
Complaint of Ernest Gottdiener against Arthur D. Levinson, Charles A. Sanders, Jonathan K.C. Knowles, William M. Burns, Erich Hunziker, Herbert W. Boyer, Debra L. Reed, Genentech, Inc. and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated August 5, 2008.*

(a)(5)(xxxiii)
Complaint of John P. McCarthy Profit Sharing Plan against Genentech, Inc., Roche Holding, Ltd, Roche Holdings, Inc., Roche Holding AG, Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles Sanders, filed in the United States District Court for the Northern District of California and dated August 4, 2008.*

(a)(5)(xxxiv)
Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated July 23, 2008.*

(a)(5)(xxxv)
Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware) and dated September 24, 2008.*

(a)(5)(xxxvi)
Order of Vice Chancellor Strine, dated September 26, 2008, Granting the Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).*

(a)(5)(xxxvii)	Press Release issued by Roche, dated February 9, 2009.*
(a)(5)(xxxviii)	Investor Q&A, dated February 9, 2009.*
(a)(5)(xxxix)	Roche Investor Presentation, dated February 9, 2009.*
(a)(5)(xxxx)	Transcript of Interview with Dr. Humer, dated February 9, 2009.*
(a)(5)(xxxxi)	Letter to Genentech Employees, dated February 9, 2009.*
(a)(5)(xxxxii)	Supplement to the Consolidated Class Action Complaint, dated February 19, 2009, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).*
(a)(5)(xxxxiii)	Press Release issued by Roche, dated February 27, 2009.*
(a)(5)(xxxxiv)	Presentation on Roche’s offer to acquire minority shares in Genentech, dated March 2009.*
(a)(5)(xxxxv)	Press Release issued by Roche, dated March 6, 2009.*
(a)(5)(xxxxvi)	Supplement to Offer to Purchase, dated March 6, 2009.*
(a)(5)(xxxxvii)	Amended and Restated Letter of Transmittal.*
(a)(5)(xxxxviii)	Amended and Restated Notice of Guaranteed Delivery.*
(a)(5)(xxxxix)	Notice of Increased Offer Price to be published in The Wall Street Journal.*
(a)(5)(l)	Investor Q&A, dated March 6, 2009.*
(a)(5)(li)	Press Release issued by Roche, dated March 12, 2009.*
(a)(5)(lii)	Second Supplement to Offer to Purchase, dated March 12, 2009.*
(a)(5)(liii)	Summary Advertisement to be published in The Wall Street Journal.*
(a)(5)(liv)	Second Amended and Restated Letter of Transmittal.*
(a)(5)(lv)	Second Amended and Restated Notice of Guaranteed Delivery.*
(a)(5)(lvi)	Excerpts from the Annual General Meeting of Roche Holding Ltd, dated March 10, 2009.*
(a)(5)(lvii)	Complaint of Joel A. Gerber against Roche Holding Ltd and Roche Investments USA Inc., filed in the United States District Court for the Northern District of California and dated February 17, 2009.*
(a)(5)(lviii)
Amended complaint of Joel A. Gerber against Roche Holding Ltd and Roche Investments USA Inc., filed in the United States District Court for the Northern District of California and dated March 9, 2009.*

(a)(5)(lix)
Second Stipulation and Agreement Resolving Certain Issues Between and Among Counsel to Co-Lead Plaintiffs and Defendants Charles A. Sanders, Debra L. Reed, Herbert W. Boyer, Roche Holdings, Inc., Roche Investments USA Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery

of the State of Delaware) and dated March 10, 2009.*
(a)(5)(lx)	Investor Q&A, dated March 12, 2009.*
(c)(i)	Presentation dated February 7, 2009 provided by Greenhill & Co., LLC to Roche.*
(c)(ii)	Presentation dated June 5, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(iii)	Presentation dated June 5, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(iv)	Presentation dated June 25, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(v)	Presentation dated July 14, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(vi)	Presentation dated July 25, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(vii)	Presentation dated August 10, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(viii)	Presentation dated August 21, 2008 provided by Greenhill & Co., LLC to Roche and Goldman, Sachs & Co.*
(c)(ix)	Presentation dated August 24, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(x)	Presentation dated August 26, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xi)	Presentation dated September 9, 2008 provided by Greenhill & Co., LLC to Roche and Goldman, Sachs & Co.*
(c)(xii)	Presentation dated September 16, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xiii)	Presentation dated September 19, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xiv)	Presentation dated September 19, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xv)	Presentation dated October 15, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xvi)	Presentation dated October 17, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xvii)	Presentation dated November 21, 2008 provided by Greenhill & Co., LLC to Roche.*
(c)(xviii)	Presentation dated January 9, 2009 provided by Greenhill & Co., LLC to Roche.*
(c)(xix)	Presentation dated January 15, 2009 provided by Greenhill & Co., LLC to Roche.*
(c)(xx)	Presentation dated January 20, 2009 provided by Greenhill & Co., LLC to Roche.*
(d)(i)
Form of Affiliation Agreement dated as of July 22, 1999, between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(ii)
Amendment No. 1 dated as of October 22, 1999 to the Affiliation Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed on February 8, 2000).*

(d)(iii)
Form of Amended and Restated Agreement, restated as of July 1, 1999, between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(iv)
Amendment dated as of March 10, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(v)
Amendment dated as of June 26, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(vi)
Third Amendment dated as of April 30, 2004 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of the Company’s Products outside the United States (incorporated by reference to Exhibit 10.20 to the Company’s

Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*
(d)(vii)
Form of Tax Sharing Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(viii)
Collaborative Agreement dated as of April 13, 2004 among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(ix)	Agreement and Plan of Merger dated as of March 12, 2009 among Genentech, Inc., Roche Holdings, Inc. and Roche Investments USA Inc.*
(d)(x)	Guarantee dated as of March 12, 2009 between Roche Holding Ltd and Genentech, Inc.*
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed